SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation

Stock Exchange Release 24 March,2004 at 15:00

Decisions of the Annual General Meeting of UPM-Kymmene Corporation

At the Annual General Meeting of UPM-Kymmene Corporation, held on March 24, 2004, the accounts of the Corporation were approved and the persons responsible were discharged from liability for the financial period. According to the proposal of the Board of Directors it was decided that dividend of EUR 0.75 per share for the financial year 2003 will be paid on April 5, 2004. The record date for the dividend payment is March 29, 2004.

Two new members, Mr. Karl Grotenfelt, LLM, Chairman of the Board of Directors of Famigro Oy and Ms. Françoise Sampermans, B. A., Psych., Vice President of the French print media distribution chain NMPP were elected to the Board of Directors. In addition, Mr. Martti Ahtisaari, former President of the Republic of Finland; Mr. Michael C. Bottenheim, former Managing Director of Lazard Brothers; Mr. Berndt Brunow, President and CEO of Oy Karl Fazer Ab; Dr. Georg Holzhey, former Executive Vice President of UPM-Kymmene and Director of Haindl Papier GmbH & Co KG; Mr. Jorma Ollila, Chairman of the Board and CEO of Nokia Corporation; Mr. Gustaf Serlachius, Chairman of the Board of the Gösta Serlachius Fine Arts Foundation, and Mr. Vesa Vainio, LLM were re-elected members of the Board of Directors.

The auditing company PricewaterhouseCoopers Oy was re-elected as Auditor of the Corporation for the fiscal year 2004.

The proposal by the Board of Directors on the buy-back of the company’s own shares was approved. A minimum of 100 and a maximum of 26,178,900 own shares will be bought back. The Annual General Meeting authorised the Board of Directors to decide on the disposal of the own shares bought back.

The proposal by the Board of Directors to authorise the Board of Directors to decide on increasing the share capital through one or several issuances of new shares and/or by one or several convertible bond issues was approved. On the basis of such issues of new shares or convertible bond loans, the share capital is increased by the maximum of EUR 178,015,500 representing 104,715,000 new shares with a book value of EUR 1.70 per share.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations